

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 1, 2021

Brian Shure
Chief Financial Officer
Lowell Farms Inc.
19 Quail Run Circle
Suite B
Salinas, California 93907

>        **Re: Lowell Farms Inc.**
>            **Registration Statement on Form S-1**
>            **Filed October 25, 2021**
>            **File No. 333-260459**

Dear Mr. Shure:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Kenneth G. Alberstadt